EXHIBIT 4.3

THE PEPSICO SHARE AWARD PLAN
 (effective May 1, 2002)

1.     Purpose.

        The purposes of The PepsiCo Share Award Plan (the “Plan”) are to provide long-term incentives to certain non-employee advisors and consultants with significant responsibility for the success and growth of PepsiCo, Inc. and its subsidiaries, divisions and affiliated businesses (collectively, “PepsiCo”), to assist PepsiCo in attracting and retaining such advisors and consultants, and to associate the interests of such advisors and consultants with those of PepsiCo’s shareholders.

2.      Administration of the Plan.

        The Plan shall be administered by the Chief Executive Officer and Senior Vice President, Personnel of PepsiCo, Inc. (the "Plan Administrators").

        The Plan Administrators shall have all the powers vested in it by the terms of the Plan, such powers to include the authority (within the limitations described herein) to select the advisors or consultants to be granted awards under the Plan, to determine the size and terms of awards to be made to each advisor and consultant selected, to determine the time when awards will be granted and any conditions which must be satisfied by the advisor or consultant before an award is made, to establish objectives and conditions for earning awards, to determine whether such conditions have been met and whether awards will be paid at the end of the award period, and to determine whether payment of an award should be reduced or eliminated.

        The Plan Administrators shall have full power and authority to administer and interpret the Plan and to adopt such rules, regulations, agreements, guidelines and instruments for the administration of the Plan and for the conduct of its businesses the Plan Administrators deem necessary or advisable. The Plan Administrators’ interpretations of the Plan, and all actions taken and determinations made by the Plan Administrators pursuant to the powers vested in them hereunder, shall be conclusive and binding on all parties concerned, including PepsiCo, its shareholders and any person receiving an award under the Plan.

        The Plan Administrators may, in their sole and absolute discretion, delegate any or all of the foregoing powers and authorities to such person or persons as they deem necessary or advisable for the proper administration of the Plan.

3.     Eligibility.

        Key advisors and consultants of PepsiCo are eligible to be granted awards under the Plan. An advisor or consultant is eligible to be granted awards under the Plan only if such advisor or consultant is a natural person who provides bona fide services to PepsiCo and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for PepsiCo securities. Employees and directors of PepsiCo are not eligible for awards under the Plan.

4.     Awards.

        Awards under the Plan include only shares of PepsiCo Common Stock.

5.     Shares of Stock Subject to the Plan.

        The shares that may be delivered or purchased under the Plan shall not exceed an aggregate of 150,000 shares of Common Stock, as adjusted, if appropriate, pursuant to Section 6 hereof.

6.     Dilution and Other Adjustments.

        In the event of any change in the outstanding shares of Common Stock by reason of any split, stock dividend, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, such equitable adjustments shall be made in the Plan and the awards thereunder as the Plan Administrators determine are necessary and appropriate, including, if necessary, an adjustment in the maximum number or kind of shares subject to the Plan. Such adjustment shall be conclusive and binding for all purposes of the Plan.

7.      Miscellaneous Provisions.

        (a) Rights as Shareholder. A participant in the Plan shall have no rights as a holder of Common Stock with respect to awards hereunder, unless and until certificates for shares of Common Stock are issued to the participant.

        (b) Assignment or Transfer. Unless the Plan Administrators shall specifically determine otherwise, no award under the Plan shall be assignable or transferable by a participant prior to the time such award is made and certificates for shares of Common Stock are issued to the participant.

        (c) Requirements for Transfer. No share of Common Stock shall be issued or transferred under the Plan until all legal requirements applicable to the issuance or transfer of such shares have been complied with to the satisfaction of the Plan Administrators. The Plan Administrators shall have the right to condition any issuance of shares of Common Stock made to any participant upon such participant’s written undertaking to comply with such restrictions on his subsequent disposition of such shares as the Plan Administrators or PepsiCo shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof, and certificates representing such shares may be legended to reflect any such restrictions.

        (d) Withholding Taxes. With respect to any award, PepsiCo shall have the right to require the participant to pay (through withholding from payments owed to the participant or otherwise) any taxes required to be withheld under applicable law. The obligations of PepsiCo to make delivery of awards shall be subject to any other restrictions imposed by any government.

        (e) No Rights to Awards. Except as set forth herein, no person shall have any claim or right to be granted an award under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any person any right to be retained in the employ of PepsiCo.

        (f) Costs and Expenses. The cost and expenses of administering the Plan shall be borne by PepsiCo and not charged to any award nor to any person receiving an award.

        (g) Funding of Plan. The Plan shall be unfunded. PepsiCo shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any award under the Plan.

8.      Effective Date, Amendments and Termination.

        (a) Effective Date. The Plan shall become effective on May 1, 2002 (or, if later, the date the Plan is approved by PepsiCo's Board of Directors).

        (b) Amendments. The Plan Administrators may at any time terminate or from time to time amend the Plan in whole or in part, but no such action shall adversely affect any rights or obligations with respect to any awards theretofore made under the Plan. Unless the Board of Directors of PepsiCo shall have first approved thereof, no amendment of the Plan shall be effective which would increase the maximum number of shares of PepsiCo Common Stock which may be delivered under the Plan (except to the extent such amendment is made pursuant to Section 6 hereof) or modify the requirements as to eligibility for participation in the Plan.

        (c) Termination. No awards shall be made under the Plan after May 1, 2012.